SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                      ------------------------------------



                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                      ------------------------------------


                     JOHNSTOWN/CONSOLIDATED INCOME PARTNERS
                                (Name of Issuer)


                           LIMITED PARTNERSHIP UNITS
                         (Title of Class of Securities)

                                      NONE
                                 (Cusip Number)

                      ------------------------------------



                              JOHN K. LINES, ESQ.
                         GENERAL COUNSEL AND SECRETARY
                         INSIGNIA FINANCIAL GROUP, INC.
                          ONE INSIGNIA FINANCIAL PLAZA
                        GREENVILLE, SOUTH CAROLINA 29602
                                (864) 239-1675


                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                      ------------------------------------



                                    COPY TO:
                              JOHN A. HEALY, ESQ.
                           ROBERT E. KING, JR., ESQ.
                                 ROGERS & WELLS
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                (212) 878-8000


                      ------------------------------------



                               SEPTEMBER 11, 1996
            (Date of event which requires filing of this statement)





==============================================================================


[ ]      Check box if the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4).

[ ]      Check box if a fee is being paid with the statement.

==============================================================================

----------------------------------                                                     -----------------------------------
CUSIP No.      None                                        13D                                       Page 2
          -------------                                                                                   -
----------------------------------                                                     -----------------------------------

=============================================================================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                         INSIGNIA FINANCIAL GROUP, INC.
-----------------------------------------------------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                                      (a) [ ]

                                                                                                                      (b) [ ]
----------------------------------------------------------------------------------------------------------------------------
    3.        SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------
    4.        SOURCES OF FUNDS

                                         WC
-----------------------------------------------------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
              OR 2(e)

                                                                                                                         [ ]
-----------------------------------------------------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                         DELAWARE
-----------------------------------------------------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER

                                                  20
                            -------------------------------------------------------------------------------------------------
   NUMBER OF                     8.      SHARED VOTING POWER
     UNITS
  BENEFICIALLY                                  11,504
    OWNED BY                -------------------------------------------------------------------------------------------------
      EACH                       9.      SOLE DISPOSITIVE POWER
   REPORTING
  PERSONS WITH                                    20
                            -------------------------------------------------------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                                11,504
-----------------------------------------------------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                         11,504
-----------------------------------------------------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                                        [ ]
-----------------------------------------------------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         8.9%             (Based on 128,810 Units reported
                                                          outstanding as of June 30, 1996)
-----------------------------------------------------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON
                                         CO
=============================================================================================================================


----------------------------------                                                     -----------------------------------
CUSIP No.      None                                        13D                                       Page 3
          -------------                                                                                   -
----------------------------------                                                     -----------------------------------

=============================================================================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                         LIQUIDITY ASSISTANCE L.L.C.
-----------------------------------------------------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                                     (a) [ ]

                                                                                                                     (b) [ ]
-----------------------------------------------------------------------------------------------------------------------------
    3.        SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------
    4.        SOURCES OF FUNDS

                                         WC, AF
-----------------------------------------------------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
              OR 2(e)

                                                                                                                           [ ]
-----------------------------------------------------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                         DELAWARE
-----------------------------------------------------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER

                                                  0
                            -------------------------------------------------------------------------------------------------
        NUMBER OF                8.      SHARED VOTING POWER
          UNITS
      BENEFICIALLY                                10,242
        OWNED BY            -------------------------------------------------------------------------------------------------
          EACH                   9.      SOLE DISPOSITIVE POWER
        REPORTING
       PERSON WITH                                0
                            -------------------------------------------------------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                                  10,242
-----------------------------------------------------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                         11,504
-----------------------------------------------------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                                        [ ]
-----------------------------------------------------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         8.9%             (Based on 128,810 Units reported
                                                          outstanding as of June 30, 1996)
-----------------------------------------------------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON
                                         OO
=============================================================================================================================




----------------------------------                                                     -----------------------------------
CUSIP No.      None                                        13D                                       Page 4
          -------------                                                                                   -
----------------------------------                                                     -----------------------------------

=============================================================================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                         MARKET VENTURES L.L.C.
-----------------------------------------------------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                                        (a)[ ]
                                                                                                                        (b)[ ]
-----------------------------------------------------------------------------------------------------------------------------
    3.        SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------
    4.        SOURCES OF FUNDS

                                         WC, AF
-----------------------------------------------------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
              OR 2(e)

                                                                                                                           [ ]
-----------------------------------------------------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                         DELAWARE
-----------------------------------------------------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER

                                                  0
                            -------------------------------------------------------------------------------------------------
        NUMBER OF                8.      SHARED VOTING POWER
          UNITS
      BENEFICIALLY                                1,242
        OWNED BY            -------------------------------------------------------------------------------------------------
          EACH                   9.      SOLE DISPOSITIVE POWER
        REPORTING
       PERSON WITH                                0
                            -------------------------------------------------------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                                  1,242
-----------------------------------------------------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                         11,504
-----------------------------------------------------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                                        [ ]
-----------------------------------------------------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         8.9%             (Based on 128,810 Units reported
                                                          outstanding as of June 30, 1996)
-----------------------------------------------------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON
                                         OO
=============================================================================================================================



                        AMENDMENT NO. 1 TO SCHEDULE 13D


        This Amendment No. 1, which is being filed jointly by Insignia Financial Group, Inc. ("Insignia"), Liquidity Assistance L.L.C. ("Liquidity") and Market Ventures L.L.C. ("Market Ventures") (collectively, the "Reporting Persons"), supplements and amends the Statement on Schedule 13D relating to units of limited partnership interest ("Units") in Johnstown/Consolidated Income Partners, a California limited partnership (the "Partnership"), originally filed jointly by Insignia and Liquidity with the Commission on December 4, 1995 (the "Original Statement"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Original Statement.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c),(f) Since the date of the Original Statement, Mr. John A. Sprague has ceased to serve as a director of Insignia, Mr. John M. Beam has ceased to serve as President of Insignia Mortgage and Investment Company, and Mr. Jeffrey L. Goldberg has ceased to serve as the Manager of Liquidity. In addition, information with respect to certain directors and executive officers of Insignia who have joined Insignia since the date of the Original Statement is detailed in Schedule II hereto.

         Market Ventures is a Delaware limited liability company and a wholly-owned subsidiary of Insignia. Market Ventures' principal business is the ownership of real estate securities. The principal executive offices of Market Ventures are located at One Insignia Financial Plaza, Greenville, South Carolina 29602. Information with respect to the sole manager of Market Ventures is detailed in Schedule III hereto.

            The sole general partner of the Partnership is ConCap Equities, Inc. (the "General Partner"). The General Partner is an indirect, wholly-owned subsidiary of Insignia.

         (d)-(e) During the last five years, neither Market Ventures, nor, to the best of the Reporting Persons' knowledge, the persons listed in Schedule II or Schedule III hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Liquidity and Market Ventures used their working capital and funds provided to them by Insignia from its working capital for the purchases described in Item 5(c) below.

ITEM 4.  PURPOSE OF THE TRANSACTION.

            The Reporting Persons have acquired the Units for investment purposes. Insignia believes it can benefit from its investments in the Units in various ways, including (i) the receipt of distributions from the operating cash flow of the Partnership, (ii) the receipt of distributions from the net proceeds of refinancing existing indebtedness of the Partnership or sale of one or more of the Partnership's properties, and (iii) merger or consolidation transactions involving the Partnership. Merger or consolidation transactions could involve other limited partnerships in which affiliates of Insignia serve as general partners, or a combination of the Partnership with one or more existing public entities (including, possibly, affiliates of Insignia), in any of which transactions limited partners might receive cash, common stock or other securities as consideration.

            Except as described herein, none of the Reporting Persons has any current plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Partnership or the disposition of any such securities, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Partnership or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Partnership or any of its subsidiaries, (d) any change in the present management of the Partnership, (e) any material change in the present capitalization or dividend policy of the Partnership, (f) any other material change in the Partnership's business or corporate structure, (g) any other material change in the Partnership's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Partnership by any person, (h) causing a class of securities of the Partnership to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Partnership becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act, or (j) any action similar to any of the actions enumerated in (a) through (i) above. However, consistent with a General Partner's fiduciary obligations to maximize returns to limited partners, the General Partner is expected to seek and review opportunities to engage in transactions to benefit the Partnership, such as sales or refinancings of assets or combinations of the Partnership with one or more entities. In that regard, Insignia expects that the General Partner will carefully consider any suggestions or proposals Insignia may make.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Persons beneficially own an aggregate of 11,504 Units, representing approximately 8.9% of the outstanding Units (based upon 128,810 Units reported as outstanding by the Partnership in its most recent Quarterly Report on Form 10-Q).

         (b) Insignia has the sole power to vote and dispose of the 20 Units owned directly by Insignia; Insignia and Liquidity share the power to vote and dispose of the 10,242 Units owned by Liquidity; and Insignia and Market Ventures share the power to vote and dispose of the 1,242 Units owned by Market Ventures.

         (c) A schedule of the transactions in Units effected by the Reporting Persons within the last 60 days is attached hereto as Annex A. All such purchases were either open market transactions made through the Chicago Partnership Board or privately negotiated transactions conducted with individual Unit holders on an arm's length basis.

         (d)-(e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Except as described herein, no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person exists with respect to any securities of the Partnership, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 7.7 Agreement of Joint Filing among the Reporting Persons, dated October 16, 1996.

                                  SCHEDULE II
                                  ------------

                           INFORMATION REGARDING THE
                  DIRECTORS AND EXECUTIVE OFFICERS OF INSIGNIA

Set forth in the table below are the name and the present principal occupations or employment of each director and executive officer of Insignia who has joined Insignia since the date of the Original Statement. Unless otherwise indicated, each person identified below is employed by Insignia. The principal business address of Insignia and, unless otherwise indicated, each person identified below, is One Insignia Financial Plaza, Greenville, South Carolina 29602. Directors are identified by an asterisk. All persons identified below are United States citizens.



Name                                                     Present Principal Occupation or Employment
----                                                     ------------------------------------------
Robert J. Denison*                             Mr. Denison is presented for election as a director of Insignia in 1996.
  375 Park Avenue                              Mr. Denison's principal occupation is to serve as President of First
  Suite 3303                                   Security Management, Inc.  The principal business address for First
  New York, NY 10158                           Security Management, Inc. is 375 Park Avenue, Suite 3303, New
                                               York, NY 10158.

Stephen C. Schoenbaechler                      Mr. Schoenbaechler's principal occupation is to serve as Senior Vice
                                               President of Asset Management of Insignia.

Edward S. Gordon                               Mr. Gordon's principal occupation is to serve in the Office of the
  200 Park Avenue                              Chairman of Insignia and as Chief Executive Officer of the Edward S.
  New York, NY 10166                           Gordon Company, Inc.  The principal business address for the Edward
                                               S. Gordon Company, Inc. is 200 Park Avenue, New York, NY 10166.

Stephen B. Siegel                              Mr. Siegel's principal occupation is to serve as Managing Director of
  200 Park Avenue                              Insignia and President of the Edward S. Gordon Company, Inc.  The
  New York, NY 10166                           principal business address for the Edward S. Gordon Company, Inc. is
                                               200 Park Avenue, New York, NY 10166.

Martha L. Long                                 Ms. Long's principal occupation is to serve as Controller of Insignia.



                                  SCHEDULE III
                                  ------------
              INFORMATION REGARDING THE MANAGER OF MARKET VENTURES

Set forth in the table below is the name and the present principal occupation or employment of the sole manager of Market Ventures. The person identified below is a United States citizen and is employed by Insignia. The principal business address of Insignia and the person identified below is One Insignia Financial Plaza, Greenville, South Carolina 29602.



Name                                                      Present Principal Occupation or Employment
----                                                      ------------------------------------------
Sheryl W. Baker                      Ms. Baker's principal occupation is to serve as the Assistant Controller of
                                     Insignia.  Ms. Baker also serves as the Manager of Market Ventures.





                                    ANNEX A
                                    -------

           SCHEDULE OF TRANSACTIONS EFFECTED WITHIN THE PAST 60 DAYS



                                                           Number of              Price
Purchaser                               Date            Units Purchased          Per Unit
---------                               ----            ---------------          ---------
LIQUIDITY                             9/11/96                 80.00                $60.00

MARKET VENTURES                       8/22/96                 45.00                $65.00
                                      9/10/96                 60.00                $65.00




                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 16, 1996



                         INSIGNIA FINANCIAL GROUP, INC.



                                              By:   /s/ FRANK M. GARRISON
                                                    ---------------------------
                                                    Frank M. Garrison
                                                    Executive Managing Director



                          LIQUIDITY ASSISTANCE L.L.C.


                                              By:   /s/ J. SCOTT KESTER
                                                    ---------------------------
                                                    J. Scott Kester
                                                    President



                             MARKET VENTURES L.L.C.


                                              By:   /s/ SHERYL W. BAKER
                                                    ---------------------------
                                                    Sheryl W. Baker
                                                    Manager

                                 EXHIBIT INDEX
                                 -------------




     EXHIBIT NO.                                                  DESCRIPTION
     ----------                                                   -----------
         7.7                            Agreement of Joint Filing among the Reporting Persons, dated October 16, 1996.

